February 23, 2006

Daniel H. Morris

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Greenwich Capital Acceptance/Financial Asset Securities Corp.
Registration Statement on Form S-3
Originally Filed January 11, 2006

File No. 333-130961

Dear Mr. Morris:

We have received and reviewed your comment letter dated February 7, 2006 to our submission of January 11, 2006 of a Registration Statement on Form S-3. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

We have enclosed both clean and marked copies to show changes of the reviewed filing. References below to page numbers are to the unmarked version.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a compliant filing for Greenwich Capital Acceptance/Financial Asset Securities Corp.

General

Comment:

1.

We note your frequent use throughout the base prospectus of the phrase “unless otherwise specified in the related prospectus supplement,” or the use of similar language. For example, on page 42 you state that the asset pool may include payments relating to the specific assets listed on that page, as well as “other accounts, obligations or agreements, as specified in the related prospectus supplement.” Please note that a takedown off a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to delete the phrase “unless otherwise specified in the prospectus supplement” and similar phrases, and describe the offering features reasonably contemplated to be included in an actual takedown.

Response:

We understand that phrases as described in this comment cannot be used to add asset types, structural features, credit enhancement types or similar items in the prospectus supplement that were not contemplated and described in the base prospectus. However, we understand that phrases of this type can be used in the base prospectus, to a limited degree, to permit supplemental or modified terms in the prospectus supplement so long as information in the prospectus supplement complements the information in the base prospectus and does not differ from it. We have reviewed our use of phrases of this type in the base prospectus, and have made revisions accordingly.

Comment:

2.

We note from your cover letter that you have requested a waiver with respect to a distribution report filed on day late. Please confirm that, other than the filing to which your waiver relates, the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

We confirm that the co-registrants have advised us that for each issuing entity previously established directly or indirectly by either of the co-registrants (as depositors) or any of their affiliates, all reports (including on Forms 10-K, 8-K and 10-D, as applicable) and other materials that are required to be filed pursuant to an Exchange Act requirement, as to any class of asset-backed securities backed by residential mortgage loans, that were required to be filed during the period January 1, 2005 through January 11, 2006 have been timely filed, other than the filing to which the waiver request relates and any others for which a waiver was previously granted. In making this confirmation, we take into account the definitions and conditions set forth in General Instruction I.A.4. of Form S-3. The following is a list of CIK numbers for issuing entities established by the depositors or their affiliates during this period:

0001315934

0001318995

0001320889

0001321934

0001322323

0001324528

0001326874

0001327381

0001328713

0001331032

0001330726

0001332794

0001334395

0001334476

0001336422

0001337007

0001340444

0001340328

0001342176

0001344949

0001345436

0001345158

0001345289

0001346918

0001347120

0001323373

0001328823

0001328841

0001332078

0001331970

0001331881

0001334755

0001337126

0001337442

0001337438

0001337580

0001340327

0001343136

0001345779

0001350212

0001325465

0001328160

0001331968

0001335776

0001340366

0001322012

0001331816

0001350213

0001325237

0001343367

0001334260

0001340309

0001319036

0001319058

0001319076

0001340112

0001342598

Comment:

3.

Please add a bracketed placeholder, where appropriate, indicating that you will provide disclosure regarding any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

Response:

We have made this change.

Comment:

4.

Where available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Response:

We have included the blackline requested with this letter.

Comment:

5.

We note that your base prospectus indicates that the trusts may include mortgage-backed securities issued or guaranteed by Ginnie Mae, Fannie Mae, or Freddie Mac as well as privately issued mortgage-backed securities representing interests in any of the asset types listed in the base prospectus. Please revise the prospectus supplements to include bracketed language for the disclosure regarding these securities.

Response:

Although the base prospectus indicates that the trusts may include mortgage-backed securities issued or guaranteed by Ginnie Mae, Fannie Mae, or Freddie Mac as well as privately issued mortgage-backed securities representing interests in any of the asset types listed in the base prospectus, this feature is rarely used. We feel that the underlying disclosure in the base prospectus sufficiently describes the asset type to the extent known at the time of filing. Additional bracketed language in the prospectus supplement would not be meaningful because additional information is not known at this time.

Comment:

6.

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response:

All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will be disclosed in the final Rule 424(b) prospectus. We will file all agreements that are required to be filed with the Securities and Exchange Commission as promptly as possible after a transaction closes.

Prospectus #1

Cover

Comment:

7.

You have identified (or provided bracketed placeholders for) the depositor, servicer and sponsor at the top of the prospectus supplement cover page. Please revise the top of the cover page to clearly identify the issuing entity. Additionally, the second prospectus supplement does not appear to identify the issuing entity in the summary section. Please refer to Item 1103(a)(i) of Regulation AB and revise accordingly.

Response:

We have made this change.

Summary, page S-3

Comment:

8.

We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response:

We have added several diagrams to each prospectus to indicate the type of diagram that may be used to depict the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued securities. We anticipate that these diagrams would change based on the actual structure of a deal.

Prefunding Accounts, page S-8

Comment:

9.	Please revise to disclose the percentage of pool assets represented by the prefunding account. Refer to Item 1111(g)(4) of Regulation AB.

Response:

We have made this change.

Optional Redemption, page S-9

Comment:

10.

Please expand your disclosure in this section to summarize other events that may trigger liquidation or amortization of the assets or other triggers that would alter the transaction structure or flow of funds. For example, we note your reference to a “Trigger Event,” that may change the flow of funds. Revise as appropriate.

Response:

The structure contemplated in the form of prospectus supplement does not include any default or performance related events that could trigger a liquidation of the trust. However, there are certain triggering events related to loss and delinquency performance, and subordination levels, that may alter the cash flows as between the subordinate classes and the senior classes collectively. These events are identified in the summary, in the last paragraph under “Credit Enhancement”, with a cross reference to the sections in the full text where these provisions are described in more detail.

The Loan Pool, page S-22

Comment:

11.

We note from the bracketed paragraph at the top of page S-23 that the asset pool may or may not include mortgage loans more than 30 days delinquent as of the cut-off date. Please tell us how you intend to ensure that the percentage of delinquent assets in your pool will not exceed 20%. Refer to Item 1101(d) of Regulation AB.

Response:

We have revised the document to indicate alternative disclosure that a specific percentage of the mortgage loans in the asset pool may be delinquent. We confirm that delinquent assets will be limited to less than 20% of the asset pool for any takedown.

The Originators, page S-58

Comment:

12.

Please revise this section to include a bracketed placeholder for disclosure relating to any additional originators that may originate 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB. In addition, please add a placeholder in the summary of terms indicating that you will identify originators of 10% or more of the pool assets.

Response:

We have made this change.

Underwriting Guidelines, page S-58

Comment:

13.

We note the last sentence in the first paragraph of this section. Please note that disclaimers of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimers mentioned above, and delete any other similar disclaimers in the prospectus.

Response:

We have made this change.

The Sponsor, page S-59

Comment:

14.

We note from the base prospectus that Greenwich Capital Financial Products, Inc. is expected to be the sponsor. Please revise your prospectus supplement to name this entity as the sponsor or provide the information required by Item 1104 of Regulation AB in bracketed form for any other sponsor.

Response:

We have made this change.

The Master Servicer, page S-65

Comment:

15.

We note the second to last sentence in the first paragraph of this section. Please add a separate section to discuss affiliations and certain relationships and related party transactions between the parties. See Item 1119 of Regulation AB.

Response:

We have made this change.

The Servicer, page S-66

Comment:

16.

We note that your offering contemplates the possibility of additional servicers or subservicers. Please include a bracketed placeholder for the disclosure with respect to those servicers that is required by Item 1108 of Regulation AB. In addition, please add a placeholder in the summary of terms indicating that you will identify all servicers that service 10% or more of the pool assets.

Response:

We have made this change.

Credit Enhancement, page S-80

Comment:

17.	Please insert bracketed language confirming that you will provide, when applicable, the disclosure regarding significant enhancement providers required by Item 1114(b) of Regulation AB.

Response:

We have made this change.

Prospectus #2

General

Comment:

18.

Please expand the disclosure in this prospectus supplement to provide bracketed language indicating that you will provide the information required by Item 1115 of Regulation AB with respect to the swap provider and the cap contract counterparty. Additionally, please revise the disclosure on page S-17 to identify the cap contract counterparty and revise your cover page to disclose the cap contract.

Response:

We have made this change.

NIMS Insurer, page S-8

Comment:

19.

Your disclosure regarding the NIMS Insurer seems to indicate that you plan to use the overcollateralization amount as security for a financial guaranty with respect to a different trust. Please revise the description of overcollateralization in the summary and in the body of the document to clarify, or advise. Additionally, please expand the disclosure in the body of the document to provide a separate section discussing the NIMS Insurer, the rights it holds and the effect it may have on the flow of funds. This disclosure should be in addition to the related risk factor you have included.

Response:

Holders of the net interest margin securities will receive all amounts distributable to the Class CE Certificates (which represents excess cashflow not otherwise distributable to the Offered Certificates) and the Class P Certificates (which represents prepayment charges collected on the mortgage loans). These certificates may then be pledged as security for a separate issuance of securities. As such, holders of the net interest margin securities will receive a portion of the cashflows from the mortgage loans but such cashflow is either subordinate to the entitlements of the Offered Certificates or represents amounts to which the Offered Certificates are not entitled. We have added additional language for clarification.

The phrase, “the NIMS Insurer, if any” in the risk factor is used to highlight to investors the rights of a NIMS Insurer if a NIMS Insurer is appointed. The decision on whether to appoint a NIMS Insurer is made after the closing of the public transaction, however it is material to investors to know that such an insurer may be appointed, and if appointed, would be granted extensive rights which would affect the holders of the Offered Certificates. We believe the disclosure under “Risk Factors-Rights of NIMS Insurer” and “-Investors in the Offered Certificates and Class B Certificates should note that”, as revised, addresses the information available to the issuer at the time of the closing of the public transaction.

Base Prospectus

Description of Securities, page 73

Comment:

20.

Please delete reference to credit default swaps from the prospectus. Alternatively, please explain how these derivative instruments would meet the definition of an asset backed security or revise as appropriate. Refer to Section III.A.2.a of SEC Release No. 33-8518 and Item 1115 of Regulation AB.

Response:

The counterparty’s obligation under any credit default swap will result from losses or defined credit events relating only to some or all of the assets in the related asset pool. A credit default swap will only be used if all of the referenced assets are in the related asset pool. As a result, no credit default swap will cause the performance of the asset-backed securities to be synthetically linked to assets outside of the pool. Please note that footnote 68 of the Regulation AB Adopting Release states “[a]s another example of a swap or other derivative permissible in an ABS transaction, a credit derivative such as a credit default swap could be used to provide viable credit enhancement for asset-backed securities. For example, a credit default swap may be used to reference assets actually in the asset pool, which would be analogous to buying protection against losses on those pool assets.” In addition, Item 1114 of Regulation AB clearly contemplates that permitted credit enhancements may include derivatives whose primary purpose is to provide credit enhancement. The sponsor’s use of credit default swaps will be strictly within the foregoing provisions.

Comment:

21.	We note your references in this section to indices that will be identified in the prospectus supplement. Please revise the base prospectus to identify the indices that may be used to determine interest payments on the offered securities. Refer to Item 1113(a)(3) of Regulation AB.

Response:

We note that for REMIC purposes a qualifying index (for an eligible mortgage loan under REMIC) is one that “can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated for the issuer of the debt instrument or for issuers in general.” This definition is broad enough to incorporate the majority of interest rate indices such as LIBOR, a prime rate, or an average of yields on Treasuries.

We also note that the definition of fixed-income securities for purposes of Rule 3a-7 includes a concept that interest may be payable based on a fixed rate, or based on “a standard or formula which does not reference any change in the market value or fair value of eligible assets.”

We do not believe that Regulation AB contains an express limitation on the types of indices that may apply to pool assets that have adjustable interest rates. Nevertheless, it is our intention that indices that apply to pool assets with adjustable rates will be indices that are of a type that are customarily used in the debt and fixed income markets to measure the cost of borrowed funds, and that these indices will not be tied to the value of an equity or commodity or otherwise create exposure to ABS investors to an asset that is not transferred to or otherwise a part of the asset pool.

Consistent with the foregoing, we do not believe that Regulation AB requires a listing in the base prospectus of all possible indices that may apply to pool assets with adjustable rates. However, we have added language to the base prospectus stating that all indices that apply to pool assets with adjustable rates will be indices “that are of a type that are customarily used in the debt and fixed income markets to measure the cost of borrowed funds.”

Purchase Obligations, page 79

Comment:

22.

Please expand your disclosure to separately address each of the “purchase obligations” to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

Response:

We have made this change.

Comment:

23.

We note that the purchase obligations apply to both the trust assets and the securities, and that the securities may be purchased on demand made by or on behalf of the securityholders. We further note that purchase obligations may include put options and demand features. Please note that we have referred this section to the Division of Investment Management for possible comment.

Response:

We look forward to responding to any specific comments the Division of Investment Management might have on this section.

Cross Support, page 94

Comment:

24.

We note from this section that coverage provided by one or more forms of credit support may apply concurrently to two or more related trust funds. Please revise to clarify. For example, does this refer to overcollateralization from one issuing entity that may be used for a separate issuing entity? If the concurrent coverage to which you refer would use any assets or funds from one issuing entity for credit enhancement requirements related to a separate issuing entity, please tell us how this arrangement would fit the definition of an asset-backed security.

Response:

The second paragraph of this section is intended to apply only to external forms of credit enhancement. The disclosure has been revised accordingly. The arrangements described in this paragraph as revised would not involve assets or cash flows in one issuing entity being used to provide credit enhancement to another issuing entity.

Derivatives, page 94

Comment:

25.

We note the spillover paragraph at the top of page 95 and the disclosure in the third full paragraph on page 95. Please revise to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.

Response:

The market value swaps contemplated by this offering are limited to use in auctions. We have revised the language to make the limitation clear.

In addition to the comments above, we received a phone call from you at 3:30 p.m. on February 15, 2006, requesting further description in the forms of prospectus supplement for home equity lines of credit in accordance with Item 1111(b)(8) if such credit lines are revolving accounts for purposes of Regulation AB. We have updated the disclosure accordingly for the Item 1111(b)(8) provisions applicable to home equity lines of credit.

Please contact Edward Southgate at (212) 912-7559 or the undersigned at (212) 912-7450 with any other questions.

Sincerely, /s/ Stephen S. Kudenholdt
Stephen S. Kudenholdt